EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended December 31,		Nine Months Ended December 31,

	2005	2004	2005	2004

	(Dollars in millions)
Consolidated income before provision for income taxes	$221	$369	$727	$975

Fixed charges:
Interest [1]	438	144	1,090	460
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2	5	5

Total fixed charges	440	146	1,095	465

Earnings available for fixed charges	$661	$515	$1,822	$1,440

Ratio of earnings to fixed charges	1.50	3.53	1.66	3.10

1	Components of interest expense are discussed in the “Results of Operations – Interest Expense” section of Item 2., “Management’s Discussion and Analysis”.